SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


(Mark One)

(x)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For The Fiscal Year Ended December 31, 2002

                                    OR

( )      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934

         For The Transition Period From _________ to _________

                          Commission File Number 1-1105

                                   AT&T Corp.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                   AT&T CORP.
               32 AVENUE OF THE AMERICAS, NEW YORK, NY 10013-2412

                            AT&T Retirement Savings
                            and Profit Sharing Plan
                              Financial Statements
                      As of December 31, 2002 and 2001 and
                    for the year ended December 31, 2002 and
                             Supplemental Schedule
                            as of December 31, 2002

AT&T Retirement Savings and Profit Sharing Plan
Content to Financial Statements and Supplemental Schedule
                                                                 Page(s)

Report of Independent Accountants                                   1

Financial Statements

Statements of Net Assets Available for Benefits
  as of December 31, 2002 and 2001                                  2

Statement of Changes in Net Assets Available for Benefits
  for the year ended December 31, 2002                              3

Notes to Financial Statements                                      4-8

Supplemental Schedule

Schedule of Assets (Held at End of Year)
  as of December 31, 2002                                           9

                        Report of Independent Accountants


To the Participants and Administrator of the AT&T Retirement Savings and Profit Sharing Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AT&T Retirement Savings and Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP



June 23, 2003

AT&T Retirement Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

(Thousands of Dollars,)                              2002          2001

Assets
Investments, at fair value:
  Investments in Group Trust                       $ 7,145       $ 7,952
  Participant loans receivable                         185           227
                                                   -------       -------
    Total investments                                7,330         8,179

Interfund receivable                                     6            11
Dividends and interest receivable                        3             2
Other receivable                                        22             -
                                                   -------       -------
    Total assets                                     7,361         8,192
                                                   -------       -------
Liabilities

Interfund payables                                       6            11
Accrued expenses                                         3             2
                                                   -------       -------
     Total liabilities                                   9            13
                                                   -------       -------
                                                   $ 7,352       $ 8,179
                                                   -------       -------

The accompanying notes are an integral part of these financial statements.

AT&T Retirement Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

(Thousands of Dollars)                                          Total

Net assets available for benefits,
  January 1, 2002                                             $  8,179
                                                              --------

Allotments, contributions and transfers
Employee allotments                                                940
Employing company contributions, net                               387
Transfers of participants' balances from other plans, net           48
                                                               -------
                                                                 1,375


Investment income (loss):
  Dividends                                                          7
  Interest                                                         123
  Net depreciation in the fair value of investments             (1,426)
                                                              --------
                                                                (1,296)
                                                              --------
Distributions to participants                                     (901)
Administrative expenses                                             (5)
                                                              --------
                                                                  (906)
                                                              --------
          Net decrease                                            (827)
                                                              --------
          Net assets available for benefits,
            December 31, 2002                                 $  7,352
                                                              --------



The accompanying notes are an integral part of these financial statements.

AT&T Retirement Savings and Profit Sharing Plan
Notes to Financial Statements
For the Year Ended December 31, 2002 and 2001

1.      Plan Description

        The AT&T Retirement Savings and Profit Sharing Plan (the "Plan" or "RSPSP") is a defined contribution plan established by AT&T Corp. ("AT&T") to provide a convenient way for employees of certain acquired companies of AT&T to save on a regular and long-term basis. The RSPSP participates in a master trust (the "Group Trust") for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Group Trust.

        An eligible employee enters the Plan by authorizing a payroll allotment to invest their contributions in one or more of twenty-six (26) different funds, in 10% increments. In 2001, the AT&T Wireless Stock Fund and Liberty Media Stock Fund were no longer employer securities and were frozen for additional employee contributions.

        On November 18, 2002, AT&T spun-off AT&T Broadband to AT&T shareholders of record as of November 15, 2002. Immediately after the spin-off, AT&T Broadband combined with the Comcast Corporation. For each share of AT&T Corp. common stock, shareholders received .3235 shares of Comcast Corporation Class A common stock as of the close on November 15, 2002. As a result, a Comcast Stock Fund was added to the Group Trust in November 2002. The Comcast Stock Fund is not an employer security and is frozen to employee contributions.

        Other receivable line item on the statement of net assets available for benefits relates to securities sold for which cash has not been received.

        Employee allotments of 2% to 16% of salary may be authorized. An employee may designate allotments as pre-tax allotments or after-tax allotments. All pre-tax contributions, after-tax contributions and earnings thereon are immediately vested and are not subject to forfeiture. Pre-tax contributions may be made up to the Internal Revenue Service limit of $1 1,000 in 2002. Immediately upon enrollment, the employing company (AT&T or any subsidiary of AT&T participating in the Plan) will contribute an amount equal to 66-2/3% of the first 6% of the employee's salary allotment. Employing company contributions are made in accordance with the participant's elected investment direction. A participant becomes 100% vested in the employing company contributions after three years of credited service.

        In years that the employing company makes a profit-sharing contribution, the maximum employee allotment is 12%. The employing company may make an annual discretionary profit-sharing contribution of up to 6% of each participant's eligible compensation for participants with at least one year of service during the prior Plan year. A participant becomes vested in the profit-sharing contribution on a 5-year graduated schedule (20% per year of credited service). In 2002, the Company did not make a profit-sharing contribution.

        Loans are available to all participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 minus participant's highest outstanding loan balance in the last twelve (12) months or 50% of the participant's vested account balance. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account. The term of the loan shall not exceed fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate determined monthly by the Plan administrator. Interest rates are fixed for the term of the loan. Interest rates on participant loans outstanding as of December 31, 2002 range from 4.25 percent to

AT&T Retirement Savings and Profit Sharing Plan
Notes to Financial Statements
For the Year Ended December 31, 2002 and 2001

        9.50 percent. Principal and interest are paid through payroll deductions or participant-initiated payments.

        When a participant terminates employment, the entire vested amount in the participant's account will be distributed in a single payment or in annual retiree withdrawals, as directed by the participant, if the amount to be distributed is less than $5,000. However, if the amount to be distributed exceeds $5,000, and the participant does not request the distribution, the participant's account shall remain in the Plan and may be distributed at the participant's request, or as minimum required distributions when the participant attains age 70-1/2, or upon the participant's death, whichever is earlier. When a participant dies, the participant's beneficiary or beneficiaries may elect their share of the participant's account balance as a single payment or as a transfer to a RSPSP account in their own name.

        Participant forfeitures in 2002 were $6,462. The total forfeited non-vested accounts as of December 31, 2002 is $77,662. These accounts will be used to reduce future employer contributions and administrative expenses. During 2002 there were no reductions in employer contributions due to forfeited non-vested accounts.

        For a complete description of the Plan and its profit sharing component, participants should refer to the Plan Prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2.      Accounting Policies

        Basis of accounting
        The financial statements of the Plan are prepared under the accrual method of accounting.

        Payments of benefits
        Benefits are recorded when paid.

        Valuation of investments
        Income and assets of the Group Trust are allocated to the Plan based on participant balances. The net asset value of the Group Trust is calculated by the Trustee. The Trustee determines the value of the underlying assets in the investment manager portfolios taking into account values supplied by a generally accepted pricing or quotation services or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in AT&T common shares and other securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on December 31, or, if no sales were made on that date, at the last published sales price on the next preceding day on which sales were made. Securities traded in over-the-counter markets are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). All other investments are carried at the fair value at the close of the business day on December 31. Participant loans receivable are valued at cost which approximates fair value. Participant loans are not part of the Group Trust.

AT&T Retirement Savings and Profit Sharing Plan
Notes to Financial Statements
For the Year Ended December 31, 2002 and 2001

        Purchases and sales of investments
        Purchases and sales of securities are recorded as of the trade dates.

        Investment income
        Dividend income is recorded on securities held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

        Net appreciation (depreciation) in the fair value of investments
        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and unrealized appreciation (depreciation) on those investments.

        Use of estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimates relate to the valuation of the investments.

        Risks and uncertainties
        Investments held by the Group Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.      Tax Status

        The Internal Revenue Service has determined and informed AT&T by a letter dated March 4, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
        (IRS). The Plan has been amended since receiving the determination letter. Although the Company has requested an update to the determination letter from the IRS on February 28, 2002, a response has not yet been received. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.      Concentrations of Investment Risk

        At December 31, 2002, Plan participants' accounts, which are invested in the investment options mentioned herein, were exposed to market risk in the event of a significant decline in the value of AT&T Corp. stock, Liberty Media stock, AT&T Wireless stock and/or Comcast Stock.

5.      Plan Termination

        Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

AT&T Retirement Savings and Profit Sharing Plan
Notes to Financial Statements
For the Year Ended December 31, 2002 and 2001

6.      Plan Expenses

        Plan participants share the recordkeeping, accounting, and other administrative costs of the Plan with the employing company. Brokerage, investment manager and trustee fees are paid by the Plan, and are primarily reflected in the calculation of a fund's net asset value per unit.

7.      Group Trust Investments

        The following table presents the investments in the Group Trust held by Fidelity Management Trust Company ("FMTC") at December 31, 2002 and 2001 (in thousands of dollars except for percentages).

          Type of Group Trust investments            2002             2001

          Asset Allocation Strategies            $   476,869      $   664,756
          Index Funds                                269,382          322,792
          AT&T Custom Funds                        3,601,076        3,989,842
          Mutual Funds                             1,969,665        2,660,141
          Stock Funds                                830,588        2,154,884
                                                 -----------      -----------
          Total Group Trust Investments          $ 7,147,580      $ 9,792,415
                                                 -----------      -----------


Allocation of Group Trust investments                     As of December 31,
                                                       ------------------------
                                                          2002          2001

AT&T Long Term Savings Plan for Management Employees    82.5368%      72.9679%
AT&T Long Term Savings and Security Plan                17.2603%      14.7674%
AT&T Retirement Savings and Profit Sharing Plan           .1000%        .0812%
AT&T of Puerto Rico, Inc. Long Term Savings Plan
  for Management Employees                               0.0864%       0.0705%
AT&T of Puerto Rico, Inc. Long Term Savings and
  Security Plan                                          0.0165%       0.0167%
AT&T Broadband Long Term Savings Plan                          *      12.0963%


*Plan was not a part of the Group Trust at December 31, 2002.

AT&T Retirement Savings and Profit Sharing Plan
Notes to Financial Statements
For the Year Ended December 31, 2002 and 2001

                                                            For the Year Ended
                                                            December 31, 2002

Net depreciation in Fair Value
  of Group Trust investments
    Asset Allocation Strategies                               $    (56,775)
    Index Funds                                                    (31,411)
    AT&T Custom Funds                                             (264,578)
    Mutual Funds                                                  (587,001)
    Stock Funds                                                   (721,205)
                                                              ------------
      Total net depreciation in fair value of Group
        Trust investments                                     $ (1,660,970)
                                                              ------------

Investment income
  Interest                                                    $    172,388
  Dividends                                                         10,743
                                                              ------------
                                                              $    183,131
                                                              ------------

8.      Related Party Transactions and Party-in-Interest

        Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research (FMR), the parent of FMTC. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

        In addition, the Plan invests in common shares of AT&T Corp. Stock, which qualifies as a related party transaction. AT&T Wireless Stock and Liberty Media Stock qualified as related party transactions until AT&T Wireless Services, Inc. and Liberty Media Corporation split-off from AT&T Corp. on July 9, 2001 and August 10, 2001, respectively.

9.      Subsequent Events

        The AT&T Wireless Stock Fund and the Liberty Media Stock Fund were liquidated as of January 2003 and February 2003, respectively. Any balances remaining in these funds at the liquidation date were transferred to the AT&T Stable Value Fund.

        In 2003, the assets of the Management Consulting and Research, Inc., AT&T Government Solutions, Inc., and GRC Technical Services Company, Inc. will transfer into RSPSP.

        In 2003, the maximum employee contribution provision in a Plan year that profit-sharing contributions are made will eliminate.

        In 2003, the maximum employing profit-sharing contribution will increase from 6% to 8% of each participant's eligible compensation.

AT&T Retirement Savings and Profit Sharing Plan
Schedule of Assets (Held at End of Year)
As of December 31, 2002

(Thousands of Dollars,)

Name of Issuer and Title of Issue                       Cost        Value

Participant Loans Receivable (4.25%-9.50%)           $           $     185
                                                     ---------   ---------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                           AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                           By Savings Plan Committee


                           /s/  Brian Byrnes
                           ------------------------------
                                Brian Byrnes
                                Secretary of the Savings Plan Committee

Date:  June 30, 2003

                                  Exhibit Index

Exhibit No.

    23            Consent of PricewaterhouseCoopers LLP

    99.1 Certification of Mirian M. Graddick-Weir, Executive Vice President and Chairperson, Savings Plan Committee and Robert Angelica, Chairman and Chief Executive Officer, AT&T Investment Management Corporation

                                                                      Exhibit 23


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-39708) of AT&T Corp. of our report dated
June 23, 2003 relating to the financial statements and supplemental schedule of the AT&T Retirement Savings and Profit Sharing Plan, which appears in this Form 11-K.




PricewaterhouseCoopers LLP

New York, NY
July 2, 2003

                                                                  Exhibit 99.1

                                  CERTIFICATION



Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in the undersigned's capacity as an officer of AT&T Corp. or its subsidiaries ("AT&T"), that, to the undersigned's knowledge, the respective Annual Reports on Form 11-K for the period ended December 31, 2002, for (i) AT&T Long Term Savings Plan for Management Employees,
(ii) AT&T Long Term Savings and Security Plan, (iii) AT&T Retirement Savings and Profit Sharing Plan, (iv) AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees, and (v) AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan each fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in each such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the respective Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to each such Form 11-K. A signed original of this statement has been provided to AT&T and will be retained by AT&T and furnished to the Securities and Exchange Commission or its staff upon request.

                              By:  /s/  Mirian M. Graddick-Weir
                                   --------------------------------
                                        Mirian M. Graddick-Weir
                                        Executive Vice President and
                                          Chairperson, Savings Plan Committee

                                        June 30, 2003

                              By:  /s/  Robert Angelica
                                   --------------------------------
                                        Robert Angelica
                                        Chairman and Chief Executive Officer
                                          AT&T Investment Management Corporation

                                        June 30, 2003